

November 23, 2010

Mr. Stephen J. Thomas
Chief Accounting Officer
833 West South Boulder Road
Louisville, Colorado 80027

  Re: GAIAM, Inc.
     Form 10-K for the year ended December 31, 2009
     Filed March 16, 2010
     File No. 000-27517

Dear Mr. Thomas:

  We have reviewed your and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors, page 9

1. We note your disclosure in the first paragraph of this section of "[t]hese risks and uncertainties include, but are not limited to, those risks described below of which we are presently aware." All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

Our founder and chairman Jirka Rysavy controls us, page 11

2. In future filings, please quantify what percentage of the voting stock that Mr. Rysavy holds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Results of Operations, page 20

3. Please revise future filings to discuss and analyze net revenues and cost of goods sold (rather than gross profit) separately for each segment. Because gross profit is impacted by both net revenues and cost of goods sold, we believe a separate discussion of cost of goods sold results is appropriate.

- Non-GAAP Financial Measures, page 23

4. We note that your disclosures of Non-GAAP financial measures include a reconciliation of GAAP net loss to Non-GAAP net loss. In light of the fact that you present the adjustments net of tax, please revise future filings to disclose how the tax effect was calculated. Also, in light of your disclosure of Non-GAAP loss per share, please revise future filings to include disclosure of the reconciliation of Non-GAAP loss per share to the GAAP loss per share. See guidance in Questions 102.11 and 102.5 of the *Compliance and Disclosure Interpretations: Non-GAAP Financial Measures January 11, 2010.*

Audited Financial Statements

Statements of Operations, page 30

5. We note from your disclosures in Note 13 and elsewhere in the filing, that the Solar segment, which includes solar energy integration businesses, contributes a significant amount of revenue and contribution margin to the consolidated entity in 2009. As it appears that this segment generates revenue from services, rather than from the sale of products, we believe that your statement of operations should be revised to present revenue and cost of goods sold separately for both products and services. Please revise future filings accordingly. See Rule 5-03 of Regulation S-X.

Notes to the Financial Statements

- General

6. We note from your disclosure on page 11 that Jirka Rysavy, your founder and Chairman, holds 100% of your class B common shares and 868,682 Class A common shares. The shares of Class B common stock are convertible into shares of Class A common stock at

Mr. Stephen J. Thomas
GAIAM, Inc.
November 23, 2010
Page 3

any time and each share of Class B common stock has ten votes per share, while each share of Class A common stock has one vote per share. As such, it appears that he is able to vote a majority of the stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50-6.

Note 2. Significant Accounting Policies

– Goodwill and Other Intangibles, page 35

7. We note your disclosure that in 2008 you recorded a $3.7 million reduction to goodwill in the business segment due to a business disposition. Please explain to us the nature of the business disposition and tell us how you accounted for the disposition including how you determined the amount of goodwill that was allocated to the business that was disposed of. As part of your response, please tell us if any gain or loss on the disposition was recorded in the statement of operations.

– Revenues, page 36

8. We note your disclosure that you had six and two solar energy integration contracts accounted for under the percentage-of-completion method as of December 31, 2009 and 2008, respectively. Please tell us, and revise future filings to disclose the method used for measuring the extent of progress towards completion (e.g. cost to cost, labor hours). See guidance in ASC 605-35-50-2. Also, please tell us if you have any significant amounts of costs and recognized income not yet billed, or billings in excess of costs and recognized income. See ASC 605-35-45-3.

9. We note from the disclosure included on page 36 that the Company recognizes revenue from fixed price contracts using either the completed contract or percentage-of-completion method, based on the energy size of the solar energy integration project. Please explain in further detail why the size of the solar energy integration project influences which method of revenue recognition is used. Please note that ASC 605-35-25-1 provides that the determination of which of the two methods is preferable should be based on a careful evaluation of the circumstances because the two methods should not be acceptable alternatives for the same circumstances. Furthermore, as outlined in ASC 605-35-25-57, the percentage-of-completion method is considered preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made, and the following conditions exist:

    (a) Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

(b)The buyer can be expected to satisfy all obligations under the contract.

(c) The contractor can be expected to perform all contractual obligations.

Your response should explain in detail why you believe it is not appropriate to utilize the percentage of completion method for certain of your contracts, including why these contracts do not meet the conditions outlined above. We may have further comment upon receipt of your response.

Note 4. Mergers and Acquisitions, page 38

10. We note your disclosure that during 2009 you issued 25,000 shares of Class A common stock worth $64,000 and paid $1.5 million as contingent consideration for two of your 2007 acquisitions. Please tell us what this contingent consideration was based on (e.g., earnings, security price) and tell us how you accounted for this payment of contingent consideration. Also, tell us how you valued the stock issued in this transaction. If it was based on "fair value", please tell us how you calculated or determined "fair value."

11. We note your disclosure that during the fourth quarter of 2009 you closed one of your insignificant, unprofitable direct to consumer businesses, resulting in a pre-tax deconsolidation loss of $1.8 million. In light of the significance of this loss to the statement of operations in 2009, please explain to us how you calculated or determined the amount of the loss recognized.

Note 11. Equity, page 43

12. We note your disclosure that during 2009 and 2008 you issued shares of Class A common stock to your independent directors for services rendered and in 2009 you issued Class A common stock shares for consulting services. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Form 10-Q for the Quarter Ended September 30, 2010

Note 6. Mergers and Acquisitions

13. We note your disclosure that on July 1, 2010 you increased your ownership interest in an existing equity investment and as a result, recognized a gain, representing the investment's fair value immediately before acquiring control, of $1 million. Please explain to us the nature of this transaction including the amount paid to acquire the additional ownership interest and the percentage of your ownership interest both before

and after the acquisition. Also, please provide us more details as to how the gain of $1 million was calculated or determined.   See guidance in ASC 805-10-25-10.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 3

14. In future filings, please briefly discuss the specific experience, qualifications, attributes or skills of each director on a director-by-director basis. Refer to Item 401(e)(1) of Regulation S-K.

15. In future filings, please discuss whether your board of directors considers diversity in identifying nominees for director. Also, if your board of directors has a policy with regard to the consideration of diversity in identifying director nominees, describe how such policy is implemented, as well as how your board of directors assesses the effectiveness of such policy. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Compensation Discussion and Analysis, page 8

16. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Elements of Our Compensation Program, page 9

Annual Incentive Bonus, page 9

17. We note your disclosure that "[t]he total bonus award is determined according to the level of achievement of both the objective performance and individual performance goals." In future filings, please include qualitative and quantitative disclosure regarding the determination of goals or targets and the goals or targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide (on a supplemental basis) a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific goals or targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed goals or target levels or other factors.

Summary Compensation Table, page 10

18. In future filings, please clarify that the amounts listed in the "Stock Awards" and "Options Awards" columns of the "Summary Compensation" table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(c)(2)(v) and (c)(2)(vi) of Regulation S-K. Similarly revise your disclosure under the "Director Compensation Table," at page 5. Refer to Items 402(k)(2)(iii) and (k)(2)(iv) of Regulation S-K.

19. We note that Stephen J. Thomas was appointed as your Chief Accounting Officer in November of 2009. We also note that Mr. Thomas signed your Form 10-K for the fiscal year ended December 31, 2009 as your principal financial and accounting officer. In future filings, please include compensation information for all named executive officers. Refer to Item 402(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief